Exhibit 99.3

QLOGIC CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

	July 3, 2016	April 3, 2016
	(Unaudited; In thousands, except share and per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$119,618	$125,408
Marketable securities	245,657	229,439
Accounts receivable, less allowance for doubtful accounts of $1,026 and $849 as of July 3, 2016 and April 3, 2016, respectively	74,090	55,546
Inventories	36,574	39,745
Other current assets	13,617	13,268

Total current assets	489,556	463,406
Property and equipment, net	76,961	71,738
Goodwill	167,232	167,232
Purchased intangible assets, net	58,555	62,998
Deferred tax assets	41,897	41,003
Other assets	16,747	17,491

	$850,948	$823,868

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$39,294	$29,576
Accrued compensation	16,615	19,389
Accrued taxes	905	955
Other current liabilities	10,751	11,156

Total current liabilities	67,565	61,076
Accrued taxes	8,474	9,510
Other liabilities	5,526	5,904

Total liabilities	81,565	76,490

Stockholders’ equity:
Preferred stock, $0.001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.001 par value; 500,000,000 shares authorized; 219,016,000 and 218,210,000 shares issued as of July 3, 2016 and April 3, 2016, respectively	219	218
Additional paid-in capital	1,019,339	1,015,666
Retained earnings	1,787,413	1,769,130
Accumulated other comprehensive loss	(286)	(334)
Treasury stock, at cost: 135,118,000 shares as of July 3, 2016 and April 3, 2016	(2,037,302)	(2,037,302)

Total stockholders’ equity	769,383	747,378

	$850,948	$823,868

See accompanying notes to condensed consolidated financial statements.

QLOGIC CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended
	July 3, 2016	June 28, 2015
	(Unaudited; In thousands, except per share amounts)
Net revenues	$116,404	$113,405
Cost of revenues	48,302	47,067

Gross profit	68,102	66,338

Operating expenses:
Engineering and development	30,649	35,606
Sales and marketing	13,520	15,486
General and administrative	9,560	7,076
Special charges	(624)	1,079

Total operating expenses	53,105	59,247

Operating income	14,997	7,091
Interest and other income, net	2,346	359

Income before income taxes	17,343	7,450
Income tax expense (benefit)	(940)	4,894

Net income	$18,283	$2,556

Net income per share:
Basic	$0.22	$0.03

Diluted	$0.22	$0.03

Number of shares used in per share calculations:
Basic	83,431	87,334

Diluted	84,542	88,914

See accompanying notes to condensed consolidated financial statements.

QLOGIC CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended
	July 3, 2016	June 28, 2015
	(Unaudited; In thousands)
Net income	$18,283	$2,556
Other comprehensive income (loss), net of income taxes:
Changes in fair value of marketable securities:
Changes in unrealized gains	516	(455)
Net realized losses (gains) reclassified into earnings	(158)	26

	358	(429)
Foreign currency translation adjustments	(310)	116

Total other comprehensive income (loss)	48	(313)

Comprehensive income	$18,331	$2,243

See accompanying notes to condensed consolidated financial statements.

QLOGIC CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	July 3, 2016	June 28, 2015
	(Unaudited; In thousands)
Cash flows from operating activities:
Net income	$18,283	$2,556
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,010	10,616
Stock-based compensation	5,225	5,987
Deferred income taxes	(940)	3,400
Other non-cash items, net	(1,042)	539
Changes in operating assets and liabilities:
Accounts receivable	(18,885)	2,517
Inventories	3,171	(8,671)
Other assets	(235)	(134)
Accounts payable	6,793	2,218
Accrued compensation	(2,774)	(4,913)
Accrued taxes, net	(1,128)	(3,081)
Other liabilities	(783)	(1,567)

Net cash provided by operating activities	17,695	9,467

Cash flows from investing activities:
Purchases of available-for-sale securities	(61,661)	(50,639)
Proceeds from sales and maturities of available-for-sale securities	45,679	34,209
Purchases of property and equipment	(7,842)	(10,782)
Other investing activities	1,373	—

Net cash used in investing activities	(22,451)	(27,212)

Cash flows from financing activities:
Proceeds from issuance of common stock under stock-based awards	2,575	16,497
Minimum tax withholding paid on behalf of employees for restricted stock units	(4,126)	(5,062)
Purchases of treasury stock	—	(17,856)
Other financing activities	517	1,124

Net cash used in financing activities	(1,034)	(5,297)

Net decrease in cash and cash equivalents	(5,790)	(23,042)
Cash and cash equivalents at beginning of period	125,408	115,241

Cash and cash equivalents at end of period	$119,618	$92,199

See accompanying notes to condensed consolidated financial statements.

QLOGIC CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation

In the opinion of management of QLogic Corporation (QLogic or the Company), the accompanying unaudited condensed consolidated financial statements contain all normal recurring accruals and adjustments necessary to present fairly the Company’s consolidated financial position, results of operations and cash flows. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended April 3, 2016. The results of operations for the three months ended July 3, 2016 are not necessarily indicative of the results that may be expected for the entire fiscal year. The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the Company’s consolidated financial statements and accompanying notes. The Company evaluates its estimates on an ongoing basis using historical experience and other factors, including the current economic environment. Among the significant estimates affecting the consolidated financial statements are those related to revenue recognition, income taxes, inventories, goodwill and long-lived assets. The actual results experienced by the Company could differ materially from management’s estimates.

Pending Acquisition by Cavium, Inc.

On June 15, 2016, the Company entered into an Agreement and Plan of Merger (Merger Agreement) with Cavium, Inc., a Delaware corporation (Parent or Cavium), and Quasar Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (the Offeror or Sub).

Pursuant to the Merger Agreement, on July 13, 2016, the Offeror commenced an offer to exchange (the Offer) each outstanding share of the Company’s common stock for (i) $11.00 in cash (Cash Consideration) and (ii) 0.098 (Exchange Ratio) shares of common stock (Cavium Common Stock) of Cavium (Share Consideration) and, together with the Cash Consideration, (Offer Consideration), without interest and subject to any required withholding for taxes. The Offer is scheduled to expire at midnight, Eastern Standard Time (EST), at the end of August 9, 2016 unless extended by the Offeror pursuant to the terms of the Merger Agreement and applicable law. As soon as practicable following the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, the Offeror will merge with and into the Company (the Merger) pursuant to the provisions of Section 251(h) of the Delaware General Corporation Law, with no stockholder vote required to consummate the Merger. In the Merger, the Company will survive as a wholly owned subsidiary of Cavium, and each issued and outstanding share of the Company’s common stock, other than shares of the Company’s common stock held in treasury of the Company, shares of the Company’s common stock owned by Cavium or any subsidiary of Cavium (including the Offeror) or shares of the Company’s common stock owned by stockholders who are entitled to and validly exercise appraisal rights under Delaware law, will be converted into the right to receive the Offer Consideration. Cavium intends to fund the Offer Consideration with a combination of cash on hand and committed debt financing.

In general, as a result of the Merger, at the effective time of the Merger, (i) unvested Company stock options that are in-the-money will be assumed by Cavium and converted into Cavium stock options; (ii) vested Company stock option that are in-the-money will receive a portion of the Offer Consideration based on the in-the-money spread value of the Company stock options; (iii) out-of-the-money Company stock options (whether vested or unvested) will be cancelled and receive no payment; (iv) unvested Company restricted stock units will be assumed and converted into Cavium restricted stock units; (v) vested Company restricted stock units (which includes restricted stock units that will vest just prior to the effective time of the Merger) will receive the Offer Consideration based on the number of shares of the Company’s common stock underlying the restricted stock unit; and (vi) unvested Company restricted stock units subject to performance based vesting will be assumed by Cavium and converted into Cavium restricted stock units (based on the level of performance achieved as of the last trading day prior to the closing of the Merger).

The obligation of each party to consummate the Offer and the Merger is subject to the satisfaction or waiver of customary closing conditions set forth in the Merger Agreement, including (i) at least a majority of the outstanding shares of the Company’s common stock, when added to shares of the Company’s common stock already owned by the Offeror, having been validly tendered into (and not withdrawn from) the Offer prior to the expiration date of the Offer (Minimum Condition), (ii) the exchange of shares of Cavium Common Stock pursuant to the Offer and the Merger having been registered pursuant to a registration statement filed by Cavium with the Securities and Exchange Commission (SEC) and declared effective by the SEC, (iii) shares of Cavium Common Stock issuable pursuant to the Offer and the Merger having been authorized for listing on Nasdaq, (iv) the expiration or termination of any applicable regulatory waiting periods and/or receipt of regulatory clearance, (v) the absence of any order or ruling prohibiting the consummation of the Merger, and (vi) subject to certain exceptions, the accuracy of the other party’s representations and warranties and compliance with covenants. In addition, the obligation of Cavium and the Offeror to consummate the Merger is also subject to the satisfaction or waiver of the condition that no material adverse effect on the Company shall have occurred since the date of the Merger Agreement. Cavium’s and the Company’s obligations are not subject to any financing condition.

The Merger Agreement contains certain termination rights for each of the Company and Cavium, including, among others, if the Offer is not consummated at or prior to 11:59 p.m. EST on November 12, 2016. Upon termination of the Merger Agreement under specified circumstances, including a termination by the Company to enter into an agreement for an alternative transaction pursuant to a “superior proposal,” the Company has agreed to pay Cavium a termination fee of $47.8 million.

The Company expects the transaction to be completed in the second quarter of fiscal 2017.

Recently Issued Accounting Standards Not Yet Effective

In May 2014, the Financial Accounting Standards Board (FASB) issued an accounting standard update that requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This standard will replace most existing revenue recognition guidance when it becomes effective. In July 2015, the FASB amended this standard to defer the effective date by one year and permit early adoption as of the original effective date. This amended standard is effective for the Company in the first quarter of fiscal 2019. This standard permits the use of either the retrospective or cumulative effect transition method. The Company is currently evaluating the effect this new guidance will have on its consolidated financial statements and has not yet selected a transition method.

Note 2. Marketable Securities

The Company’s portfolio of available-for-sale marketable securities consists of the following:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
July 3, 2016
U.S. government and agency securities	$97,242	$577	$(3)	$97,816
Corporate debt obligations	111,908	408	(54)	112,262
Mortgage-backed securities	16,405	99	(42)	16,462
Municipal bonds	10,620	71	—	10,691
Other debt securities	8,415	12	(1)	8,426

	$244,590	$1,167	$(100)	$245,657

April 3, 2016
U.S. government and agency securities	$97,895	$433	$(15)	$98,313
Corporate debt obligations	98,164	216	(69)	98,311
Mortgage-backed securities	17,944	86	(53)	17,977
Municipal bonds	10,355	65	(1)	10,419
Other debt securities	4,412	8	(1)	4,419

	$228,770	$808	$(139)	$229,439

The amortized cost and estimated fair value of debt securities as of July 3, 2016, by contractual maturity, are presented below. Expected maturities will differ from contractual maturities because the issuers of securities may have the right to repay obligations without prepayment penalties. Certain debt instruments, although possessing a contractual maturity greater than one year, are classified as short-term marketable securities based on their ability to be traded on active markets and availability for current operations.

	Amortized Cost	Estimated Fair Value
	(In thousands)
Due in one year or less	$77,699	$77,759
Due after one year through three years	126,611	127,309
Due after three years through five years	31,147	31,385
Due after five years	9,133	9,204

	$244,590	$245,657

The following table presents the Company’s marketable securities with unrealized losses by investment category and length of time that individual securities have been in a continuous unrealized loss position as of July 3, 2016 and April 3, 2016.

	Less Than 12 Months		12 Months or Greater		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)
July 3, 2016
U.S. government and agency securities	$5,751	$(3)	$—	$—	$5,751	$(3)
Corporate debt obligations	18,592	(49)	1,172	(5)	19,764	(54)
Mortgage-backed securities	4,297	(18)	4,059	(24)	8,356	(42)

Other debt securities	1,755	(1)	—	—	1,755	(1)

	$30,395	$(71)	$5,231	$(29)	$35,626	$(100)

April 3, 2016
U.S. government and agency securities	$23,221	$(15)	$—	$—	$23,221	$(15)
Corporate debt obligations	31,438	(61)	741	(8)	32,179	(69)
Mortgage-backed securities	8,171	(39)	1,864	(14)	10,035	(53)
Municipal bonds	379	(1)	—	—	379	(1)
Other debt securities	1,628	(1)	—	—	1,628	(1)

	$64,837	$(117)	$2,605	$(22)	$67,442	$(139)

As of July 3, 2016 and April 3, 2016, the fair value of certain of the Company’s available-for-sale securities was less than their cost basis. Management reviewed various factors in determining whether to recognize an impairment charge related to these unrealized losses, including the current financial and credit market environment, the financial condition and near-term prospects of the issuer of the security, the magnitude of the unrealized loss compared to the cost of the investment, the length of time the investment had been in a loss position and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of market value. As of July 3, 2016 and April 3, 2016, the Company determined that the unrealized losses were temporary in nature and recorded them as a component of accumulated other comprehensive income.

Note 3. Fair Value of Financial Instruments

The Company’s financial instruments consist principally of cash and cash equivalents, marketable securities, accounts receivable and accounts payable. The carrying value of cash equivalents, accounts receivable and accounts payable approximates fair value because of the nature and short-term maturity of these financial instruments.

A summary of the assets measured at fair value on a recurring basis as of July 3, 2016 and April 3, 2016 are as follows:

	Fair Value Measurements Using
	Level 1	Level 2	Total
	(In thousands)
July 3, 2016
Cash and cash equivalents	$119,618	$—	$119,618
Marketable securities:
U.S. government and agency securities	97,816	—	97,816
Corporate debt obligations	—	112,262	112,262
Mortgage-backed securities	—	16,462	16,462
Municipal bonds	—	10,691	10,691
Other debt securities	—	8,426	8,426

	97,816	147,841	245,657

	$217,434	$147,841	$365,275

April 3, 2016
Cash and cash equivalents	$125,408	$—	$125,408
Marketable securities:
U.S. government and agency securities	98,313	—	98,313
Corporate debt obligations	—	98,311	98,311
Mortgage-backed securities	—	17,977	17,977
Municipal bonds	—	10,419	10,419
Other debt securities	—	4,419	4,419

	98,313	131,126	229,439

	$223,721	$131,126	$354,847

The Company’s investments classified within Level 2 were primarily valued based on valuations obtained from a third-party pricing service. To estimate fair value, the pricing service utilizes industry-standard valuation models, including both income and market-based approaches for which all significant inputs are observable either directly or indirectly. The Company obtained documentation from the pricing service as to the methodology and summary of inputs used for the various types of securities. The pricing service maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. These observable inputs include reported trades and broker/dealer quotes of the same or similar securities, issuer credit spreads, benchmark securities and other observable inputs. The Company compares valuation information from the pricing service with other pricing sources to validate the reasonableness of the valuations.

Note 4. Inventories

Components of inventories are as follows:

	July 3, 2016	April 3, 2016
	(In thousands)
Raw materials	$11,882	$13,056
Finished goods	24,692	26,689

	$36,574	$39,745

Note 5. Special Charges

In connection with the Company’s restructuring plans discussed below, management recorded special charges of $(0.6) million and $1.1 million during the three months ended July 3, 2016 and June 28, 2015, respectively.

September 2015 Initiative

In September 2015, the Company commenced a restructuring plan (September 2015 Initiative) designed to align its future operating expenses with its revenue expectations. The restructuring plan included a workforce reduction and the consolidation and elimination of certain engineering activities.

During the three months ended July 3, 2016, the Company recorded special charges of $(0.8) million, related to the September 2015 Initiative. In June 2016, the Company negotiated a lease termination and settlement of the obligation associated with a facility that it ceased using during fiscal 2016. Accordingly, the Company reduced the previously-established lease obligation with a corresponding reduction in special charges.

The aggregate amount of the special charges recorded in connection with the September 2015 Initiative was $9.9 million and consisted of $7.8 million of severance and related costs associated with involuntarily terminated employees, $2.0 million of asset impairment charges related to property and equipment and $0.1 million of facilities and other costs.

Activity and liability balances for exit costs related to this initiative are as follows:

Facilities and Other
(In thousands)
Balance as of April 3, 2016	$1,033
Charged to costs and expenses	(751)
Payments	(282)

Balance as of July 3, 2016	$—

The Company completed these restructuring activities and all amounts were paid as of July 3, 2016.

May 2015 Initiative

In May 2015, the Company commenced a restructuring plan (May 2015 Initiative) designed to streamline business operations and recorded special charges of $0.7 million during the three months ended June 28, 2015. The special charges consisted entirely of exit costs associated with severance benefits for the involuntarily terminated employees. The Company completed these restructuring activities and all amounts were paid as of September 27, 2015.

June 2013 Initiative

In June 2013, the Company commenced a restructuring plan (June 2013 Initiative) designed to enhance product focus and streamline business operations. The restructuring plan includes a workforce reduction and the consolidation and elimination of certain engineering activities. In connection with this plan, the Company ceased development of future application-specific integrated circuits for switch products.

In connection with the June 2013 Initiative, the Company recorded special charges of $0.1 million and $0.4 million during the three months ended July 3, 2016 and June 28, 2015, respectively. Special charges for both periods consisted entirely of exit costs associated with severance and related costs for involuntarily terminated employees. Certain employees that were notified of their termination are required to provide future services for varying periods in excess of statutory notice periods. Severance costs related to these services are recognized ratably over the estimated requisite service period. The Company expects to incur less than $1 million of additional severance costs in connection with these employees over the remaining requisite service period.

The aggregate amount of the special charges recorded in connection with the June 2013 Initiative is $25.7 million and consisted of $15.3 million of severance and related costs associated with involuntarily terminated employees, $5.9 million of facilities and other costs and $4.5 million of asset impairment charges primarily related to abandoned property and equipment.

Activity and liability balances for exit costs related to the June 2013 Initiative are as follows:

	Workforce Reduction	Facilities and Other	Total
	(In thousands)
Balance as of April 3, 2016	$1,920	$5,143	$7,063
Charged to costs and expenses	127	—	127
Payments	—	(697)	(697)

Balance as of July 3, 2016	$2,047	$4,446	$6,493

The unpaid exit costs related to the June 2013 Initiative are expected to be paid over the terms of the related agreements through fiscal 2019.

A summary of the total unpaid exit costs for all restructuring plans, by classification, included in the condensed consolidated balance sheets is as follows:

	July 3, 2016	April 3, 2016
	(In thousands)
Other current liabilities	$3,053	$3,642
Other liabilities	3,440	4,454

	$6,493	$8,096

Note 6. Income Taxes

The Company’s income tax expense (benefit) was $(1.0) million and $4.9 million for the three months ended July 3, 2016 and June 28, 2015, respectively. Income tax benefit for the three months ended July 3, 2016 was favorably impacted by the resolution of tax examinations for prior years. Income tax expense for the three months ended June 28, 2015 was impacted by the negative effect of a discrete tax-related item associated with the difference between stock-based compensation expense and the deduction related to stock-based awards on income tax returns. The Company’s income tax expense is based on the estimated income for the year, the composition of the estimated income in different tax jurisdictions, and the tax effect, if any, of newly enacted tax legislation, resolution of tax audits, changes in uncertain tax positions, and other discrete tax-related items during the applicable quarterly periods. The allocation of taxable income to domestic and foreign tax jurisdictions impacts the effective tax rate, as the Company’s income tax rate in foreign jurisdictions is generally lower than its income tax rate in the United States.

Note 7. Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share:

	Three Months Ended
	July 3, 2016	June 28, 2015
	(In thousands, except per share amounts)
Net income	$18,283	$2,556

Shares:
Weighted-average shares outstanding — basic	83,431	87,334
Dilutive potential common shares, using treasury stock method	1,111	1,580

Weighted-average shares outstanding — diluted	84,542	88,914

Net income per share:
Basic	$0.22	$0.03

Diluted	$0.22	$0.03

Stock-based awards, including stock options and restricted stock units, representing 5.0 million and 6.1 million shares of common stock have been excluded from the diluted per share calculations for the three months ended July 3, 2016 and June 28, 2015, respectively. These stock-based awards have been excluded from the diluted per share calculations because their effect would have been antidilutive.

Note 8. Legal Proceedings

On September 28, 2015, a purported class action was commenced in the U.S. District Court for the Central District of California asserting claims arising under federal securities laws against the Company and certain individual defendants. The plaintiff, Phyllis Hull, purported to represent a class of persons who purchased the Company’s common stock between April 30, 2015 and July 30, 2015. The plaintiff alleged that the defendants, including a former officer and a current officer, engaged in a scheme to inflate the Company’s stock price by making false and misleading statements regarding the Company’s operations, financial results and future business prospects in violation of federal securities laws. The plaintiff sought compensatory damages, interest and an award of reasonable attorneys’ fees and costs. On March 4, 2016, the parties filed a Joint Stipulation with the Court to voluntarily dismiss the case. On March 7, 2016, the Court dismissed the case with prejudice as to Phyllis Hull and her individual claims and without prejudice as to the unnamed class members.

On October 23 2015, Stephen Kramer filed a shareholder derivative complaint in the California Superior Court in and for the County of Orange County purportedly on behalf of the Company against certain current and former officers and directors of the Company. The plaintiff alleged breaches of fiduciary duty, unjust enrichment, corporate waste, aiding and abetting breaches of fiduciary duty, and improper insider sales of stock in violation of California law based on the allegation that, since October 17, 2014, the individual defendants engaged in a scheme to inflate the Company’s stock price by making false and misleading statements regarding the Company’s operations, financial results, internal controls and future business prospects. The plaintiff sought an award of damages and restitution to the Company from the individual defendants, disgorgement of the individual defendants’ profits and compensation, an order requiring the Company to reform and improve its corporate governance, and an award of costs and attorneys’ fees to the plaintiff and its counsel. On March 14, 2016, a second shareholder derivative complaint was filed in the same Court. The plaintiff in the second suit, Indiana Laborers Pension and Welfare Funds, made similar allegations against certain current and former officers and directors of the Company, and sought similar demands. On June 8, 2016, the parties in both cases filed Joint Stipulations with the Court to voluntarily dismiss the respective cases. On June 13, 2016, the Court dismissed the second shareholder derivative suit without prejudice as to Indiana Laborers Pension and Welfare Funds and on June 14, 2016 the Court dismissed the first shareholder derivative suit without prejudice as to Stephen Kramer.

On July 22, 2016, a putative securities class action was commenced in the U.S. District Court for the Central District of California asserting claims arising under federal securities laws against the Company and certain defendants, including the directors and an officer. The plaintiff, Stephen Bushansky, purports to represent the public stockholders of the Company. The plaintiff alleges that the proposed acquisition of QLogic by Cavium pursuant to the Merger Agreement (the Proposed Transaction), is the result of an unfair process and coercive deal-protection devices and provides the Company’s stockholders with inadequate consideration. The plaintiff further alleges that the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, filed with the SEC on July 13, 2016, omits or misrepresents material information concerning the Proposed Transaction in violation of federal securities laws. The plaintiff seeks class certification, an injunction enjoining the Proposed Transaction, a declaration that the defendants violated certain federal securities laws, compensatory damages, and reasonable attorney’s fees and costs.

Because the lawsuit is in its early stages, it is not possible to determine the potential outcome of the lawsuit or to make any estimate of probable losses at this time. The Company believes that the claims asserted in the lawsuit are without merit and intends to defend its position. A negative outcome in the lawsuit could have a material adverse effect on the Company if it results in preliminary or permanent injunctive relief or rescission of the Merger Agreement. The Company currently believes the disposition of this matter will not have a material adverse effect on the Company’s financial condition or results of operations.

Various other lawsuits, claims and proceedings have been or may be instituted against the Company. The outcome of litigation cannot be predicted with certainty and some lawsuits, claims and proceedings may be disposed of unfavorably to the Company. Many intellectual property disputes have a risk of injunctive relief and there can be no assurance that a license will be granted. Injunctive relief could have a material adverse effect on the Company’s financial condition or results of operations. Based on an evaluation of such other matters that are pending or asserted, management believes the disposition of such matters will not have a material adverse effect on the Company’s financial condition or results of operations.